Exhibit 9

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Six Months Ended June 30, 2020

SELECTED FINANCIAL INFORMATION

The financial information included herein for the six-month periods ended June 30, 2020 and June 30, 2019 and as of June 30, 2020 and December 31, 2019 is derived from the unaudited interim condensed financial statements as of and for the six months ended June 30, 2020, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the six-month period ended June 30, 2020 are not necessarily indicative of results to be expected for the full year 2020.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 10 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 9 of this annual report on Form 18-K.

	Six Months Ended June 30,
	2020	2019
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	197,375	201,450
Interest expense	(32,418)	(7,031)

Net interest income	164,957	194,419
Net fee and commission income	5,549	5,559
Net gain on financial instruments measured at fair value through profit or loss	103,321	49,831
Net loss on financial instruments measured at amortized cost	(4,363)	—
Net loss on investment in associate	(299)	—
Impairment provision	(105,823)	(10,996)
General and administrative expenses	(72,694)	(56,617)
Net foreign exchange gain/(loss)	65	(146)

Operating profit for the period	90,713	182,050
Accretion of paid-in capital receivables	4,235	37,084

Net profit for the period	94,948	219,134
Other comprehensive income	—	—

- Items will not be reclassified to profit or loss

Unrealized gain on fair-valued borrowings arising from changes in own credit risk	5,225	—

Total comprehensive income	100,173	219,134

	As of June 30,	As of December 31,
	2020	2019
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	27,094,460	22,631,644
Total liabilities	7,003,082	2,645,473
Total members’ equity	20,091,378	19,986,171

Total liabilities and members’ equity	27,094,460	22,631,644

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 10 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China.

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

COVID-19 Pandemic

The following discussion is dated August 20, 2020, and the delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic is having an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members are working to contain the COVID-19 pandemic as quickly as possible to prevent the spread of COVID-19 and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism or remittances, require support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB is working closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance is required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion COVID-19 Crisis Recovery Facility (the “CRF”), which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, will offer sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of July 31, 2020, the Bank had approved 16 financings under the CRF, totaling US$5,962.3 million.

Representative examples of approved CRF financings that are intended to address the three key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the International Bank for Reconstruction and Development (“World Bank”), mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of an Asian Development Bank (“ADB”)-led co-financing, to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Vietnam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Vietnam, including small and medium-sized enterprises impacted by the COVID-19 pandemic. The table below sets out further information on the Bank’s approved CRF financings, as of July 31, 2020.

Table 1: Overview of Approved Financings under the CRF (1)
Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)

Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Turkey	COVID-19 Credit Line Project	500	Standalone
Vietnam	VP Bank COVID-19 Response Facility	100	IFC

Total		5,962.3

Note: (1) As of July 31, 2020.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of July 31, 2020, the Bank had 18 proposed CRF financings in the rolling investment pipeline, totaling US$2,865 million. Representative examples of such projects under review that are intended to address the three key areas described above include the following: (i) a US$78.4 million loan to Turkey, as part of a co-financing led by the European Bank for Reconstruction and Development, to strengthen hospital readiness, including through the procurement of medical equipment, (ii) a US$500 million financing, as part of an ADB-led co-financing, to help the government of Thailand mitigate the adverse impacts of the COVID-19 pandemic by providing budgetary support to its COVID-19 pandemic response program and (iii) a US$200 million credit line to the National Bank for Foreign Economic Activity of the Republic of Uzbekistan JSC to help alleviate working capital shortages and liquidity constraints resulting from the COVID-19 pandemic.

As a temporary facility put in place to address the COVID-19 pandemic, the CRF will be open for the approval of qualifying projects until October 16, 2021, unless otherwise decided by AIIB’s Board of Directors. Certain qualifying projects may be entitled to fast track preparation and approval processes, and disbursements of financings under the CRF are occurring more rapidly than disbursements for AIIB’s other financings.

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios.

In the initial years of the Bank’s operations, a substantial portion of net interest income is generated by the liquidity portfolio. As a result, observed downward movements in interest rates have adversely affected the Bank’s results of operations. In recent months, market interest rates have declined significantly, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic. As a result of the current low interest rate environment, the Bank has experienced downward pressure on income earned from both its liquidity and loan investments portfolios and expects to continue experiencing such downward pressure in the coming quarters.

Due to the COVID-19 pandemic, in the six months ended June 30, 2020, the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers experienced increased volatility, and such heightened volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located. As a result, the Bank has recognized higher levels of ECL, which in turn has caused an increase in impairment provisions in the six months ended June 30, 2020 and may cause further increases in impairments as the COVID-19 pandemic continues.

In addition, while the Bank may experience an increase in demand for CRF-related financings, which are disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, in the year ending December 31, 2020, AIIB may incur (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$6 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. These authorized amounts may be increased; any such increases are subject to approval by the Board of Directors of AIIB.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits and certificates of deposit), (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination and (iii) interest earned on bond investments.

Six Months Ended June 30, 2020 and 2019. AIIB’s total interest income decreased to US$197.4 million for the six months ended June 30, 2020 from US$201.5 million for the six months ended June 30, 2019, mainly as a result of a decrease in interest income earned on cash, cash equivalents and deposits that was only partially offset by an increase in interest income from loan investments. Interest income from cash, cash equivalents and deposits decreased to US$144.0 million for the six months ended June 30, 2020 from US$167.8 million for the six months ended June 30, 2019, mainly due to a lower interest rate environment. Interest income from loan investments increased to US$42.7 million for the six months ended June 30, 2020 from US$33.6 million for the six months ended June 30, 2019, mainly due to an increase in AIIB’s loan volume. Interest income from bond investments increased to US$10.6 million for the six months ended June 30, 2020 from nil for the six months ended June 30, 2019.

Interest Expense

Six Months Ended June 30, 2020 and 2019. AIIB’s interest expense increased to US$32.4 million for the six months ended June 30, 2020 from US$7.0 million for the six months ended June 30, 2019, as a result of an increase in outstanding bond issuances. In May 2019, AIIB issued US$2,500 million principal amount of 2.25% notes due 2024. During 2020, AIIB issued (i) US$3,000 million principal amount of 0.50% notes due 2025 on May 28, 2020, (ii) CNY3,000 million principal amount of 2.40% notes due 2023 on June 15, 2020 and (iii) a total of US$535.6 million equivalent fixed rate notes under AIIB’s Global Medium Term Note (“GMTN”) Programme on various dates in the six month period ended June 30, 2020.

Net Interest Income

Net interest income is interest income less interest expense.

Six Months Ended June 30, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$165.0 million for the six months ended June 30, 2020 from US$194.4 million for the six months ended June 30, 2019.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Six Months Ended June 30, 2020 and 2019. AIIB’s net fee and commission income decreased to US$5.5 million for the six months ended June 30, 2020 from US$5.6 million for the six months ended June 30, 2019, mainly due to an increase in co-financing service fees to US$1.2 million for the six months ended June 30, 2020 from US$0.4 million for the six months ended June 30, 2019. This increase was partially offset by an increase in loan commitment and service fees to US$6.7 million for the six months ended June 30, 2020 from US$6.0 million for the six months ended June 30, 2019, mainly due to an increase in AIIB’s loan volume.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds and (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Six Months Ended June 30, 2020 and 2019. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$103.3 million for the six months ended June 30, 2020 from US$49.8 million for the six months ended June 30, 2019, mainly due to an increase in the fair value gains on the portfolios of high credit quality securities managed by external asset managers engaged by AIIB and net gains on AIIB’s own borrowings and associated derivatives, partially offset by a decrease in the fair value gains of AIIB’s money market fund investments.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in a fixed income portfolio which comprises primarily Asian infrastructure-related bonds.

Six Months Ended June 30, 2020 and 2019. AIIB’s net loss on financial instruments measured at amortized cost increased to US$4.4 million for the six months ended June 30, 2020 from nil for the six months ended June 30, 2019 due to the disposal of certain bonds in the portfolio.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date.

Six Months Ended June 30, 2020 and 2019. AIIB’s impairment provision increased to US$105.8 million for the six months ended June 30, 2020 from US$11.0 million for the six months ended June 30, 2019. The impairment provision for the six months ended June 30, 2020 included a US$84.2 million increase in the ECL allowance relating to the Bank’s portfolio of loan investments and loan commitments and a US$21.7 million increase in the ECL allowance relating to the Bank’s portfolio of bond investments at amortized cost, which consists primarily of Asian infrastructure-related bonds. The increase in the ECL allowance for loan investments and loan commitments resulted mainly from the increase in the Bank’s loan commitments and disbursements as well as downgrades in the internal ratings of certain loans in the six months ended June 30, 2020 as a result of worsening credit conditions, due in large part to the COVID-19 pandemic, in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located. The increase in the ECL allowance for the Bank’s portfolio of bond investments at amortized cost resulted mainly from the assessment of two bond holdings in the portfolio, both issued by the same issuer, as “credit impaired.”

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) IT services, (iv) facilities and administration expenses, (v) issuance cost in respect of borrowings, (vi) travel expenses and (vii) other expenses.

Six Months Ended June 30, 2020 and 2019. AIIB’s general and administrative expenses increased to US$72.7 million for the six months ended June 30, 2020 from US$56.6 million for the six months ended June 30, 2019 mainly due to the continuing ramp-up of AIIB’s organizational activities and investment operations. The increase in such expenses primarily consisted of the following: (i) an increase in staff costs to US$35.7 million for the six months ended June 30, 2020 from US$25.6 million for the six months ended June 30, 2019, (ii) an increase in professional service expenses to US$13.0 million for the six months ended June 30, 2020 from US$9.2 million for the six months ended June 30, 2019, (iii) an increase in expenses on IT services to US$7.2 million for the six months ended June 30, 2020 from US$7.0 million for the six months ended June 30, 2019, (iv) an increase in facilities and administration expenses to US$6.7 million for the six months ended June 30, 2020 from US$4.7 million for the six months ended June 30, 2019 and (v) an increase in issuance cost in respect of borrowings to US$4.4 million for the six months ended June 30, 2020 from US$3.1 million for the six months ended June 30, 2019. The increase in general and administrative expenses was partially offset by a decrease in travel expenses to US$2.4 million for the six months ended June 30, 2020 from US$4.9 million for the six months ended June 30, 2019 as a result of reduced travel in light of the COVID-19 pandemic.

Operating Profit

Six Months Ended June 30, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$90.7 million for the six months ended June 30, 2020 from US$182.1 million for the six months ended June 30, 2019.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Six Months Ended June 30, 2020 and 2019. AIIB’s accretion of paid-in capital receivables equaled US$4.2 million for the six months ended June 30, 2020, compared to US$37.1 million for the six months ended June 30, 2019. The decrease is mainly the result of the continuing payment of members’ paid-in capital contributions.

Other Comprehensive Income

For financial liabilities that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income.

Six Months Ended June 30, 2020 and 2019. AIIB’s unrealized gain on the Bank’s borrowings arising from changes in AIIB’s own credit risk increased to US$5.2 million for the six months ended June 30, 2020 from nil for the six months ended June 30, 2019 as a result of the widening of the Bank’s credit spread against LIBOR due to an increase in AIIB’s bond issuances and recent volatility in the financial markets.

Total comprehensive income

Six Months Ended June 30, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s total comprehensive income decreased to US$100.2 million for the six months ended June 30, 2020 from US$219.1 million for the six months ended June 30, 2019.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits and certificates of deposit with initial maturities of more than three months, (ii) investments at fair value through profit or loss, (iii) cash and cash equivalents, (iv) loan investments at amortized cost, (v) paid-in capital receivables, (vi) bond investments at amortized cost and (vii) derivatives entered into to manage interest rate and currency risks.

Investments at fair value through profit and loss mainly consist of the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB. Cash and cash equivalents consist of (i) term deposits and certificates of deposit with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of June 30, 2020 and December 31, 2019. As of June 30, 2020, AIIB’s total assets were US$27,094.5 million, compared to total assets of US$22,631.6 million as of December 31, 2019. This increase resulted mainly from (i) an increase of US$2,387.1 million in term deposits and certificates of deposit with an initial maturity of more than three months, (ii) an increase of US$1,196.3 million in loan investments at amortized cost, (iii) an increase of US$736.9 million in cash and cash equivalents, (iv) an increase of US$214.7 million in investments at fair value through profit or loss and (v) an increase of US$142.6 million in derivatives entered into to manage interest rate and currency risks. This increase was partially offset by (i) a decrease of US$263.6 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions) and (ii) a decrease of US$8.2 million in bond investments at amortized cost.

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) cash collateral payable, (iii) amounts payable for the Bank’s fund investments, (iv) provisions resulting from the ECL on loan commitments and (v) accrued expenses.

As of June 30, 2020 and December 31, 2019. As of June 30, 2020, AIIB’s total liabilities were US$7,003.1 million, compared to total liabilities of US$2,645.5 million as of December 31, 2019. This increase resulted primarily from (i) an increase of US$4,083.2 million in borrowings (mainly resulting from AIIB’s issuance during the six months ended June 30, 2020 of (i) US$3,000 million of 0.50% notes due 2025, (ii) CNY3,000 million of 2.40% notes due 2023 and (iii) a total of US$535.6 million equivalent of fixed rate notes under the Bank’s GMTN Programme), (ii) an increase of US$135.9 million in cash collateral payable, (iii) an increase of US$85.5 million in payable for the Bank’s fund investments and (iv) an increase of US$39.5 million in provisions that the Bank has taken in respect of ECL allowances.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized gain on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of June 30, 2020 and December 31, 2019. As of June 30, 2020, AIIB’s total members’ equity was US$20,091.4 million, compared to total members’ equity of US$19,986.2 million as of December 31, 2019. This increase resulted from (i) an increase of US$90.7 million in retained earnings, (ii) an increase of US$5.2 million in reserves for unrealized gain on borrowings measured at fair value attributable to the Bank’s own credit risk, (iii) an increase of US$5.1 million in paid-in capital and (iv) a decrease of US$4.2 million in reserves for accretion of paid-in capital receivables.

Asset Quality

As of June 30, 2020, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for US$15.3 million in bond investments, which are credit impaired, and US$142.3 million of overdue contractual undiscounted paid-in capital receivables, which are not credit impaired.

RECENT DEVELOPMENTS

Change of Address

As of June 1, 2020, the principal office of AIIB is located at the following address:

Asian Infrastructure Investment Bank

AIIB Headquarters, Tower A,

Asia Financial Center, No. 1 Tianchen East Road,

Chaoyang District, Beijing 100101

People’s Republic of China